John H. Lively
The Law Offices of John H. Lively & Associates, Inc.
A Member Firm of The 1940 Act Law GroupTM
11300 Tomahawk Creek Parkway, Suite 310
Leawood, KS 66211
Phone: 913.660.0778 Fax: 913.660.9157

October 31, 2014

Mr. James E. O’Connor
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: World Funds Trust (the “Trust”) (File Nos. 811-22172 and 333-148723)

Dear Mr. O’Connor:

On July 31, 2014, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 79 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 80 under the Investment Company Act of 1940, as amended to the Trust’s registration statement (collectively, the “Amendment”). The Amendment was filed for the purpose of adding one new series portfolio to the Trust – the Strategic Latin America Fund (the “Fund”).

On September 12, 2014, you provided comments to me relating to the Amendment. This letter responds to those comments. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment. Contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Trust is filing a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the “B-Filing”). The B-Filing is being made for the purpose of incorporating modifications to the Fund’s prospectus and statement of additional information in response to your comments on the Amendment as described in this letter, and to make other minor and conforming changes.

Prospectus

Fund Summary – Fees and Expenses of the Fund

1.	Comment: In footnote 2, please remove “existing expense limitations” from the final sentence and replace it with “the expense limitation in effect at the time the fee being recouped was waived.”

Response: The Trust has revised the disclosure as you have requested.

Mr. O’Connor
U.S. Securities and Exchange Commission
October 31, 2014

Fund Summary – Principal Investment Strategies

2.
Comment:       Please consider revising how the Fund presents its 80% investment strategy to state the “the Fund will invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in ...” pursuant to Rule 35d-1(d)(2). Basing the test on “assets” may actually set a higher standard than the rule requires. In any case, clarify that “total asset” are referred to here.

Response: The Trust has revised the disclosure to indicate that it will invest 80% of its “net” assets ... rather than “assets” in Latin American securities.

3.
Comment:       The Fund’s investment strategy notes that it may invest in other investment companies. We note that there is no line item for “acquired fund fees and expenses.” Please confirm this is accurate.

Response: The Trust confirms there are no investments in other investment companies that would require a line item for “acquired fund fees and expenses” at this time.

4.
Comment:       Although the disclosure indicates that the Fund may invest in a variety of derivatives,  only swaps are mentioned in the summary risk disclosure. On the other hand, the discussion of risks of investing in derivatives mentions swaps and futures, but only provides generic derivatives risks. The Staff has provided a number of observations concerning disclosure by investment companies in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010. Specifically, please revise the Fund’s risk disclosure in conformity with the following guidance in the letter: “[T]he disclosure concerning the principal risks of the fund should similarly be tailed to the types of derivatives used by the fund, the extent of their use, and the purpose for using derivative transactions.”

Response:       The Adviser has confirmed the Fund will not utilize futures or swaps and, as such, the Trust has removed the disclosure on futures and swaps from the prospectus. The Fund may utilize options and clarified this fact in the disclosures.

5.	Comment: Please disclose the Fund’s portfolio turnover rate for last year.

Response: The portfolio turnover rate of 176% for the Fund’s most recent fiscal year is disclosed under the section “Portfolio Turnover” directly before this section.

Fund Summary – Principal Risks

6.
Comment:       In the section discussing “High Yield / Junk Bond Risk,” please state the ratings of below investment grade securities issued by several NRSROs. Please state the lowest grade securities in which the Fund may invest, either directly or indirectly, or state that the Fund may invest in securities of any grade.

Response: The Trust has revised the disclosure as you have requested.

7.	Comment: Are derivatives the only form of leveraging that the Fund will use? Please disclose all of the forms of leverage and borrowing that the Fund will use.

Mr. O’Connor
U.S. Securities and Exchange Commission
October 31, 2014

Response:        The Trust has discussed the Fund’s strategy with the Adviser and believes that all forms of leverage and borrowing that the Fund may utilize are appropriately disclosed in the prospectus and SAI.

8.	Comment: Why is “structured note risk” included in the principal risk section as there is no mention in the strategies section as to how the Fund will use structured notes.

Response:        In the third paragraph in the “Principal Investment Strategies” section the Fund discloses that it will invest in “... other instruments, like CDs and fixed-income linked structured notes, that the Advisor believes are likely to help the Fund achieve its investment objective.”

Fund Summary – Performance History

9.
Comment:        We do not believe that the use of a custom index as the Fund’s primary index is appropriate under Instruction 5 to Item 27(b)(7) of Form N-1A. This index may, however, be used as a secondary index.

Response:        The custom index is not the only index presented in the performance section. Directly above this index, the Fund is compared to the Credit Suisse Latin America Corporate Bond Index and the MSCI EM Latin America Corporate Bond Index. The primary index is the index that appears first in the table – the Credit Suisse Latin America Corporate Bond Index.

Additional Information About Fund Investments

10.	Comment: We believe that the iShares Latin America 40 Index Fund could be used as the primarily index under Instruction 5 to Item 27(b)(7).

Response:       The Trust currently utilizes the Credit Suisse Latin America Corporate Bond Index as its broad-based securities market index and, secondary, the MSCI EM Latin America Corporate Bond Index. The Trust believes that the comparison to these indices continues to be appropriate. The Trust also utilizes a custom index as described in the Performance History section of the prospectus. The Trust does not believe that the use of the iShares Latin America 40 Index Fund is appropriate because it is not a broad-based securities market index.

Statement of Additional Information

Description of Permitted Investments / Options on Securities and Securities Indices

11.
Comment:        To avoid creating senior securities, all non-bank borrowings must be adequately covered in terms of the asset segregation policies described in the Investment Company Act Release 10666 (Securities Trading Practices of Registered Investment Companies, April 18, 1979) (“Release 10666”) as modified by Dreyfus Strategic Investing and Dreyfus Strategic Income No-Action Letter (pub. available June 22, 1987, Merrill Lynch Asset Management, L.P. No Action Letter (pub. avail. July 2, 1996), and Robertson Stephens Investment Trust No-Action Letter (pub. avail. August 24, 1995). (See also Guide 9 to Form N-1A). Please provide specific disclosure that makes clear how the Fund will cover, consistent

Mr. O’Connor
U.S. Securities and Exchange Commission
October 31, 2014

with the principles of Release 10666, the Fund’s economic exposure created by all other non-bank leveraging and derivatives.

Response:        The Trust believes it has disclosed the manner in which it may “cover” its positions that create leverage, and the Trust also believes that this disclosure is consistent with Release 10666. However, the Trust has enhanced this disclosure. The Trust notes that it is not aware of any guidance issued by the Commission or the Commission staff that modifies, qualifies or otherwise expands on the concept of “cover” for registered investment companies of “economic exposure,” nor are we aware of any related disclosure requirements other than the general guidance issued in the Commission Staff guidance letter issues to Investment Company Institute (pub. Available July 30, 2010)(the “ICI Letter”). The Trust has reviewed the Fund’s disclosure in light of the ICI Letter and believes that its disclosures are consistent with the guidance set forth in the ICI Letter.

12.
Comment:        In the section discussing repurchase agreements, please clarify whether (1) the repurchase agreements will be fully collateralized in conformity with Rule 5b-3 under the Investment Company Act; (2) the Fund’s investment adviser monitors the value of the collateral to ensure that its value always equals or exceeds the repurchase price and also monitors the financial condition of the seller of the repurchase agreement; and (3) the board has adopted, and will annually review, the investment adviser’s compliance with, procedures designed to ensure that the repurchase agreements are fully collateralized.

Response: The Trust has revised the disclosure as you have requested.

Investment Limitations

13.
Comment:       With regard to securities lending, please disclose the following conditions must be met whenever the Fund’s portfolio securities are loaned: (1) the Fund must require the borrower to increase the collateral so that it remains equal to at least 100% of the value of the portfolio securities loaned whenever the market value of the securities loaned rises above the current level of such collateral; (2) the Fund must be able to terminate the loan at any time; (3) the Fund must receive reasonable interest on the loan, as well as any dividends, interest or other distributions payable on the loaned securities, and any increase in market value; (4) the Fund may pay only reasonable custodian fees in connection with the loan; and (5) while any voting rights on the loaned securities may pass to the borrower, the Fund’s Board of Trustees must be able to terminate the loan and regain the right to vote the securities if a material event adversely affecting the investment occurs.

Response: The Adviser has indicated that the Fund will not engage in securities lending at this time.

14.
Comment:        The last clause in fundamental investment limitation 1 is confusing. As an open-end fund, the Fund is not permitted under the Investment Company Act to issue senior securities, except as permitted by Sections 18(f)(1) and (g) of the Investment Company Act. To the extent that a reverse repurchase, futures contract, or short sale is not covered by segregated liquid assets, it will be treated as a prohibited senior security. Please revise the restriction to clarify that, in fact, the Fund is prohibited from issuing such securities except that the issue of compliance with Section 18(f)(1) will not be raised with the Commission by the Division of Investment Management where an investment company provides either the asset coverage required by Section 18(f)(1) and (h) or maintains the appropriate asset segregation. See 10666.

Response: The Trust will administer the fundamental policy regarding the issuance of senior securities and borrowing of money in a manner consistent with the limitations of the Investment

Mr. O’Connor
U.S. Securities and Exchange Commission
October 31, 2014

Company Act and applicable Commission and Commission staff guidance related thereto. The Trust has revised the disclosure to reflect this fact. The Trust points out that it has provided disclosure in the prospectus and statement of additional information regarding its limitations with respect to the use of reverse repurchase agreements, futures and short sales; these limitations include those set forth Release 10666 and the line of no-action letters related to that release issued by the Commission Staff.

15.
Comment:       With regard to fundamental investment limitation 3, this seems to be the definition of concentration from the instruction to Item 8.2(b) of Form N-2 for closed-end funds. Please state whether the Fund will concentrate investments in terms of the definition of concentration applicable to open-end funds from Instruction 4 to Item 9(b)(1) of Form N-1A, i.e., the fund may not invest more than 25% of the value of its net assets.

Response:        The Trust will administer the fundamental policy regarding concentration in a manner consistent with the limitations of the Investment Company Act and applicable Commission and Commission staff guidance related thereto. The Trust has revised the disclosure to reflect this fact.

16.
Comment:        With regard to the third paragraph following the itemized list of fundamental investment limitations, please clarify that the requirements to maintain coverage under Release 10666 is also on-going.

Response: The Trust has revised the disclosure as you have requested.

The Trust acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively